Exhibit 99.2

Robert Wills • 3rd+
Chairman of the Board at CymaBay Therapeutics
13m •

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Today it was announced that CymaBay Therapeutics intends to be acquired by Gilead Sciences for approximately $4.3 billion dollars. Having been the Chairman for most of my nine years on the board, this achievement recognizes the value that seladelpar will certainly bring to those patients with primary biliary cholangitis or PBC. PBC is a rare, chronic, autoimmune liver disease that progressively destroys the liver's bile ducts and is largely found in women over 40 years of age. This past September, the stellar results of the Ph III RESPONSE study were announced followed by an NDA filing in December with a break-through designation. An approval is expected in 3Q of this year making available what is likely to be the best-in-class treatment for PBC patients. The success of this program is a testimonial to the consummate professionalism and perseverance of the CEO, Sujal Shah, the executive team and the employees. Read our full release as it contains important information: https://lnkd.in/enNtu2bv

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